Exhibit 99.7

An Insider's Look at Financial Crime:  Former U.S. Attorney Preet
Bharara, and "Madoff' Author Diana B. Henriques, Headline NICE
Actimize's 2017 ENGAGE Client Forum

ENGAGE Client Forum will address the transformation within financial services to an era of autonomous financial crime management which merges automation-focused technologies

HOBOKEN, NJ – October 17, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business, will kick off its annual ENGAGE Client Forum with a stellar roster of "insider" speakers who will analyze how firms can protect themselves against fraud and corruption, followed by discussions with technology experts who will address the era of transformation within financial crime management which is merging automation-focused technologies. The NICE Actimize ENGAGE Client Forum, an invitation-only event for financial services organizations, takes place in New York City on November 7 and 8.

Offering a behind the scenes look at the newest technologies in automation, advanced analytics, machine learning, and artificial intelligence as well as the critical business issues surrounding financial crime, ENGAGE Client Forum opens with a keynote speech by Preet Bharara, the former United States Attorney for the Southern District of New York who was recently signed by CNN as a senior legal analyst. The event closes with a "fireside chat" featuring Diana B. Henriques, New York Times contributor and author of the best seller, "The Wizard of Lies: Bernie Madoff and the Death of Trust."

Joe Friscia, President, NICE Actimize
"At this year's ENGAGE Client Forum, we will partner closely with our financial services organizations and other customers to address our transformation to an era of autonomous financial crime management, one that utilizes tools like Robotic Process Automation, machine learning and advanced analytics to power the platform that is transforming the fight against financial crime. Our ENGAGE Client Forum will also demonstrate how these technologies save time, money and enable our customers to fight the good fight."

Preet Bharara, nominated to the U.S. Attorney's position by President Barack Obama, earned a reputation as one of "the nation's most aggressive and outspoken prosecutors," according to The New York Times. Bharara supervised more than 200 US Attorneys and oversaw the investigation and litigation of all criminal and civil cases brought on behalf of the United States in the Southern District of New York. Ushering one of the most productive periods in New York history, his office handled a high volume of cases involving terrorism, narcotics and arms trafficking, financial and healthcare fraud, cybercrime, public corruption, gang violence, organized crime, and civil rights violations.

Diana B. Henriques, also the author of "A First-Class Catastrophe: The Road to Black Monday, the Worst Day in Wall Street History", was a member of The New York Times team that was a Pulitzer finalist for its coverage of the 2008 financial crisis. A contributing writer for The New York Times, which she joined in 1989, she was previously a staff writer for Barron's magazine, a Wall Street correspondent for The Philadelphia Inquirer, and an investigative reporter for The Trenton (N.J.) Times. In May 2017, HBO released its film-length adaptation of The Wizard of Lies, starring Robert De Niro as Madoff, with Henriques playing herself. The film was nominated for four Emmy awards, including "best picture."

Case Studies Address FinTech, Risk & Corruption

NICE Actimize will round out ENGAGE's informational sessions with experts who will provide an insider's look into market abuse, bribery and corruption, money laundering, payments fraud and other financial crimes, as well as the technology platforms that fight these issues. Providing compelling case studies that focus on key issues facing financial services organizations, additional speakers are:

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Richard Bistrong, CEO, Front-Line Anti-Bribery LLC, and one of Compliance Week's "2017 Top Minds", his "fireside chat" will discuss his views on anti-bribery and corruption from a personal perspective.

•
Tim Hardin, also known as "Tipper X" became known as a key "mystery informer" to the biggest insider trading case in history. Hardin will tell his story, and offer up "best practices" for organizations looking to stay compliant.

•
Ron Shevlin, Director of Research, Cornerstone Advisors, and author of the Snarketing column for the Financial Brand, provides a discussion on "The Platformification of Banking: How FinTech Will Impact Financial Crime, Risk and Compliance. Platformification is a new type of business model for banks that allows for "plug-and-play" from multiple participants.

Additional NICE Actimize ENGAGE Client Forum resources:
•	Client registration and questions — contact engage@niceactimize.com.
•	On Twitter — Follow @NICE_Actimize and the event hashtag #ActimizeEngage.
•	On LinkedIn — Look for company updates at www.linkedin.com/company/actimize.
•	On our Blog — Look for Client Forum participant thought leadership at www.niceactimize.com/blog.

Event participation is limited to NICE Actimize clients and invited guests, and advance registration is required.

Media may contact cindy.morgan-olson@niceactimize.com for further information regarding event or off-site press interviews.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-551-256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.